Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Lennar Corp
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Lennar Corporation (LEN)
Vote Yes: Item #7 – Reducing Greenhouse Gas Emissions

Annual Meeting: April 10, 2024

CONTACT: Abigail Paris | aparis@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board issue a report, at reasonable expense and excluding confidential information, disclosing how Lennar intends to reduce its full value chain greenhouse gas emissions in alignment with the Paris Agreement’s 1.5°C goal requiring Net Zero emissions by 2050.

SUMMARY

To meet the Paris Agreement’s goal of limiting global warming to 1.5°C and to thereby avoid the worst effects of climate change, all companies must reach Net Zero emissions by 2050. The buildings sector plays a pivotal role in reaching the Paris Agreement’s goal as it accounts for more than a third of U.S. greenhouse gas emissions.1

Lennar, the second largest residential home builder in the U.S., builds and sells single- and multi-family homes in 20 states.2 As a home builder with a carbon-intensive supply chain, Lennar must be prepared to address and remain competitive in the face of proliferating green building regulations, customer demand for low-carbon buildings, and severe weather events. Lennar has failed to respond to these risks and investors are concerned.

To date, Lennar has initiated certain low-carbon strategies, including installing rooftop solar panels on some of its homes, but it has failed to disclose a forward-looking plan with quantifiable actions the Company is taking to mitigate climate-related risks and reduce its full value chain emissions in line with a 1.5oC warming trajectory.

_____________________________

1 https://www.energy.gov/eere/decarbonizing-us-economy-2050-national-blueprint-buildings-sector

2 https://investors.lennar.com/~/media/Files/L/Lennar-IR-V3/documents/annual-reports/2022-annual-report-v1.pdf p.5

2024 Proxy Memo Lennar Corporation | Reducing Greenhouse Gas Emissions

Meanwhile, Lennar’s direct peer, KB Home, and other members of the buildings sector are addressing climate related-risks and capitalizing on the competitive advantages of a low-carbon business model, putting Lennar at a competitive disadvantage.

To ensure Lennar responds to these material climate-related risks and remains competitive in an industry being redefined by climate change, investors request a report disclosing how Lennar plans to reduce its full value chain greenhouse gas emissions in line with the building sector’s 1.5°C trajectory.

RATIONALE FOR A YES VOTE

1.	Lennar is exposed to regulatory, competitive, and physical climate-related risks.
2.	Lennar has not implemented the proposal and fails to report on how it intends to reduce GHG emissions.
3.	Lennar lags peers in setting 1.5[o]C -aligned targets.

DISCUSSION

1.	Lennar is exposed to regulatory, competitive, and physical climate-related risks.

The residential construction industry is carbon-intensive, with emissions concentrated in the upstream production of building materials and in the downstream use of energy in homes. Lennar’s emissions reflect this industry trend with 99% of the Company’s emissions in its value chain.3 With a carbon intensive supply chain, Lennar is exposed to climate-related risks including an increasing number of green building regulations in areas in which it operates. Lennar already acknowledges these risks in its 2022 10-K report:

Governmental regulations regarding land use and environmental matters could . . . adversely affect our business or financial results . . . This is a particular concern in the western United States, where some of the most extensive and stringent environmental laws and residential building construction standards in the country have been enacted, and where we have substantial homebuilding and multifamily operations.4

Climate-related regulatory requirements in the western U.S., where Lennar sold nearly 30% of its homes in 2023, are increasing annually, particularly in California.5 For example, in 2022 California updated its energy code to require all new, single-family homes to be electric-ready, and approved a state-wide ban for new in-home gas heaters beginning in 2030.6 But the increase in regulations is not restricted to California. There are currently 135 local governance ordinances spanning 12 states limiting the use of fossil fuels in buildings.7 It is likely such regulations will continue to proliferate, making it imperative that Lennar prepare for these and other carbon related emission reduction mandates, including those related to building materials, transportation, and zero emission homes.

_____________________________

3 https://investors.lennar.com/~/media/Files/L/Lennar-IR-V3/documents/governance-documents/Lennar%202023%20Social%20Responsibility%20Report.pdf p.9

4 https://investors.lennar.com/~/media/Files/L/Lennar-IR-V3/documents/annual-reports/2022-annual-report-v1.pdf p.17

5 https://www.sec.gov/Archives/edgar/data/920760/000162828024002371/len-20231130.htm#ie4330057f93e4ef28087d28ab9c50727_13 p.27

6 https://www.energy.ca.gov/sites/default/files/2021-08/CEC_2022_EnergyCodeUpdateSummary_ADA.pdf p.9; https://www.npr.org/2022/09/23/1124511549/california-plans-to-phase-out-new-gas-heaters-by-2030

7 https://buildingdecarb.org/zeb-ordinances

2

2024 Proxy Memo Lennar Corporation | Reducing Greenhouse Gas Emissions

In addition to stricter green building standards, governments are passing legislation to incentivize the adoption of low-carbon building technologies like heat pumps and rooftop solar panels. The Inflation Reduction Act (IRA) offers $8.8 billion in rebates for investments in home energy efficiency, electrification, and low-carbon appliances, but Lennar has provided no indication it is making use of these incentives.8

Lennar states in its 10-K that “regulations intended to reduce greenhouse gas emissions or potential climate change impacts…may increase energy, transportation, or raw material costs.”9 Despite this recognition, Lennar has not disclosed if and how it will adapt to these increased climate-related costs. Setting GHG reduction targets and creating a plan to achieve them will help ensure that Lennar is able to make use of current and future government incentives like the IRA, which are intended to help builders like Lennar implement low-carbon technologies without sacrificing home affordability.

Another factor posing market, reputational, and competitive risks, as well as bringing opportunities to Lennar, is growing demand for green homes. Customers are interested in green buildings because they address a range of needs, including long-term savings on utility bills and higher resale value. Homes with electric vehicle charging stations typically sell nine days faster than similar homes, and homes with air-source heat pumps can save homeowners up to $650 a year on operational costs.10 Importantly, 51% of realtors surveyed by the National Association of Realtors found that their clients were somewhat or very interested in sustainability.11 Lennar risks losing customers to peers that have already set science-aligned GHG reduction targets and are planning for lower carbon footprints.

Finally, as stated in Lennar’s 2022 10-K, “…natural disasters or severe weather conditions can delay new home deliveries, increase costs by damaging inventories and lead to shortages of labor and materials in areas affected by the disasters, and can negatively impact the demand for new homes in affected areas.”12 Lennar must play its role in the economy-wide effort to reach net zero emissions to avoid the escalating physical risks associated with climate change.

2.	Lennar has not implemented the Proposal and fails to report on how it intends to reduce its GHG emissions.

Lennar has not disclosed a plan to reduce its emissions in line with 1.5°C despite the availability of low carbon technologies and available buildings sector decarbonization guidance.13 Lennar has taken initial steps towards adopting low-carbon strategies, such as installing solar panels and energy efficient appliances in some of its homes. It fails however to address a wide range of other emissions including sourcing low-carbon steel and cement, substituting natural gas-powered appliances with electric alternatives, providing EV charging infrastructure, reducing transportation-related emissions in its supply chain, and procuring clean electricity.14

_____________________________

8 https://www.usgbc.org/sites/default/files/2024-02/USGBC-IRA-Green-Buildings_0.pdf

9 https://investors.lennar.com/~/media/Files/L/Lennar-IR-V3/documents/annual-reports/2022-annual-report-v1.pdf p.17

10 https://zillow.mediaroom.com/2022-04-18-Eco-friendly-features-help-homes-sell-up-to-10-days-faster; https://www.nrel.gov/news/press/2024/benefits-of-heat-pumps-detailed-in-new-nrel-report.html

11 https://www.nar.realtor/newsroom/realtors-see-sharp-increase-in-homes-with-green-features#:~:text=Half%20of%20agents%20and%20brokers,was%20very%20or%20somewhat%20valuable.

12 https://investors.lennar.com/~/media/Files/L/Lennar-IR-V3/documents/annual-reports/2022-annual-report-v1.pdf p.14

13 https://sciencebasedtargets.org/resources/files/SBTi_Buildings_Guidance_Draft_for_Pilot_Testing.pdf

14 https://www.weforum.org/agenda/2021/09/how-to-build-zero-carbon-buildings/

3

2024 Proxy Memo Lennar Corporation | Reducing Greenhouse Gas Emissions

To define expectations for climate risk management, members of the CA100+, an investor-lead initiative representing $54 trillion in assets, created the Net Zero Benchmark (the Benchmark). The Benchmark provides a disclosure framework that requires companies to set 1.5°C-aligned interim and long-term emission reduction targets covering Scope 1, 2, and 3 emissions. The Benchmark also creates quantitative forward-looking climate transition plans. Lennar’s misalignment with the Benchmark is a signal to investors that the Company is lagging best practices, ignoring investor expectations, and failing to align its emissions with global 1.5oC goals.

Investors are also increasingly measuring companies against decarbonization pathways presented by leading experts such as the International Energy Agency (IEA). The IEA’s Net Zero Scenario designates a pivotal role for the building sector, including that all new buildings, and 20% of the existing building stock, will be zero-carbon-ready by 2030.15 Lennar has not disclosed if and how it will reduce its emissions in line with this guidance. Further, if the building sector is to align with this science-based scenario, there must be immediate and sector-wide investments to develop a cost-effective market for low-carbon building materials. Lennar has not disclosed if it is actively collaborating with suppliers toward this goal.

3.	Lennar lags peers in setting 1.5[o]C -aligned targets.

Investors are concerned that Lennar’s failure to manage its climate risk is jeopardizing the Company’s competitiveness. Sixty-four companies operating in the U.S. real estate and construction and engineering sectors, including Lennar’s direct competitor KB Home, have committed to set or have already set GHG emission reduction targets through the globally recognized Science Based Target initiative.16

Peers that prioritize decarbonization by setting science-aligned 1.5oC goals are better set to capitalize on the market opportunities of a low-carbon business model. For example, KB Home has disclosed that in 2023, 38% of the homes it sold were all-electric, had no gas-powered furnaces, and incorporated heat pumps and other energy-efficient technology.17 Meanwhile, Lennar does not disclose: if it has all-electric homes or if it plans to increase electrification initiatives attractive to buyers and investors, whether it is prepared or preparing for mandates to eliminate natural gas in new housing stock, or otherwise planning to meet customer demand for low carbon, high efficiency homes.

Lastly, as a leading but high-emitting residential construction company, Lennar has an influential position that could contribute to shifting the building sector toward net zero. Disclosing a climate transition plan with emission reduction targets can send an important signal throughout Lennar’s value chain, including its steel and cement suppliers, sparking innovation and collaboration. By reducing the emissions from its full value chain, Lennar can also mitigate financial risks posed by heightened climate regulations and shifting consumer demands, and retain its competitive advantage in the quickly decarbonizing buildings sector.

_____________________________

15 https://www.iea.org/energy-system/buildings#tracking

16 https://sciencebasedtargets.org/target-dashboard

17 https://www.sec.gov/Archives/edgar/data/795266/000079526624000008/kbh-20231130.htm p.13

4

2024 Proxy Memo Lennar Corporation | Reducing Greenhouse Gas Emissions

RESPONSE TO Lennar’s BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its Opposition Statement, Lennar states that “Producing a report disclosing how the Company intends to reduce the full range of its Scope 1 through 3 GHG emissions…is not in the best interests of the Company or its stockholders…”

Lennar’s resistance to developing a management strategy to address climate risk is concerning. Transparency around developing and meeting basic emission reduction goals, and reducing key climate risks, is in the best interest of shareholders. Lennar is already facing risks from a dynamic housing market exacerbated by inflation and should prioritize the opportunity to address risks within its control such as setting greenhouse gas reduction targets and reducing its carbon footprint. Setting targets is a key component in ensuring that a company is engaged in responsibly managing and reducing climate risks along its supply chain, retaining a competitive edge, being prepared for regulations, and meeting customer expectations around low-carbon homes.

Lennar says: “…publication of a report would duplicate the Company’s efforts and disclosures.”

The proponent is unaware of any reporting by Lennar regarding a plan to reduce its full value chain greenhouse gas emissions in alignment with the Paris Agreement’s 1.5°C goal requiring Net Zero emissions by 2050. This Proposal causes no duplication of efforts or disclosures.

Lennar says: “We have incorporated our ESG strategy into our operating plans so that we can monitor and effectively track progress,”

Lennar has not disclosed an ESG strategy, much less a climate transition plan. Climate transition plans include a forward-looking, short-term set of specific actions a company is taking to align internal business strategies and external climate and energy policy advocacy to reduce GHG emissions in line with limiting global warming to 1.5oC in a way that is just and equitable. It is unclear whether adding solar panels and energy efficient appliances to some of its homes is a company-wide emission reduction strategy or if it is part of a plan to reduce Lennar’s climate-related risks. The Company fails to disclose emission reduction goals, whether they are aligned with 1.5oC, or how current activities relate to those goals, i.e., will current activities reduce 1%, 10%, 50% or more of its Scope 1-3 emissions? And along what timeline? Without the framework of a company-wide net zero transition plan, the Company’s efforts lack strategy and direction. Further, Lennar cannot “effectively track progress” until it understands the efforts required to align with a 1.5oC trajectory and ensures it has plans in place to achieve them. Citing to a broader ESG plan is not responsive to this Proposal.

Lennar says: “Over the last several years, discussions [with Lennar stockholders] have increasingly focused on GHG emissions.”

Unfortunately, despite investors’ growing concerns about Lennar’s emissions footprint, the Company has not responded by disclosing a plan to reduce its full value chain emissions. Additionally, while Lennar says in its opposition statement that senior management regularly discusses ESG issues with stockholders, the Company was unresponsive to the proponent’s outreach attempts which occurred both before and after the Proposal was filed.

5

2024 Proxy Memo Lennar Corporation | Reducing Greenhouse Gas Emissions

CONCLUSION

Vote “Yes” on this Shareholder Proposal

This proposal increases transparency around risk management and will provide investors with the assurance that Lennar is prioritizing the management of its financially material climate-related risks.

--

For questions, please contact Abigail Paris, As You Sow, aparis@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

6